FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Geographical regions

Summary ............................................................	96
Europe ................................................................	98
Hong Kong .........................................................	104
Rest of Asia-Pacific ............................................	109
Middle East and North Africa .............................	115
North America ...................................................	120
Latin America ....................................................	125

Summary

Additional information on results in 2013 may be found in the 'Financial Summary' on pages 47 to 76.

In the analysis of profit by geographical regions that follows, operating income and operating expenses include intra-HSBC items of US$3,377m (2011: US$3,358m; 2010: US$3,421m).

All commentaries are on a constant currency basis (page 47) unless otherwise stated, while tables are on a reported basis.

Profit/(loss) before tax

	2013		2012		2011
	US$m	%	US$m	%	US$m	%

Europe .............................................................	1,825	8.1	(3,414)	(16.5)	4,671	21.3
Hong Kong .......................................................	8,089	35.9	7,582	36.7	5,823	26.6
Rest of Asia-Pacific ..........................................	7,764	34.4	10,448	50.6	7,471	34.2
Middle East and North Africa ...........................	1,694	7.5	1,350	6.5	1,492	6.8
North America .................................................	1,221	5.4	2,299	11.1	100	0.5
Latin America ..................................................	1,972	8.7	2,384	11.6	2,315	10.6

	22,565	100.0	20,649	100.0	21,872	100.0

Total assets40

	At 31 December
	2013		2012
	US$m	%	US$m	%

Europe .......................................................................................................	1,392,959	52.1	1,389,240	51.6
Hong Kong ................................................................................................	555,413	20.8	518,334	19.3
Rest of Asia-Pacific ...................................................................................	335,937	12.6	342,269	12.7
Middle East and North Africa .....................................................................	60,810	2.3	62,605	2.3
North America ...........................................................................................	432,035	16.2	490,247	18.2
Latin America ............................................................................................ ...................................................................................................................	113,999	4.3	131,277	4.9
Intra-HSBC items .......................................................................................	(219,835)	(8.3)	(241,434)	(9.0)

	2,671,318	100.0	2,692,538	100.0

Risk-weighted assets52

	At 31 December
	2013		2012
	US$bn	%	US$bn	%

Total ...............................................................................................	1,092.7		1,123.9

Europe .............................................................................................	300.1	27.1	314.7	27.6
Hong Kong ......................................................................................	138.3	12.5	111.9	9.8
Rest of Asia-Pacific .........................................................................	292.4	26.4	302.2	26.4
Middle East and North Africa ...........................................................	62.5	5.7	62.2	5.4
North America .................................................................................	223.8	20.2	253.0	22.2
Latin America .................................................................................. .........................................................................................................	89.5	8.1	97.9	8.6

For footnotes, see page 132.

Selected items included in profit before tax by geographical region

Fair value movements arising from changes in own credit spreads3

	2013	2012	2011
	US$m	US$m	US$m

Europe .........................................................................................................	(1,015)	(4,110)	2,947
Hong Kong ...................................................................................................	(1)	-	-
Rest of Asia-Pacific ......................................................................................	(1)	(3)	2
Middle East and North Africa .......................................................................	(4)	(12)	14
North America .............................................................................................	(225)	(1,090)	970

	(1,246)	(5,215)	3,933

Acquisitions, disposals and dilutions41

The table below shows the gain or loss on disposal or dilution and any associated gain or loss on reclassification or impairment recognised in the year incurred, and the operating profit or loss of the acquired, disposed of or diluted subsidiaries, associates, joint ventures and businesses which are eliminated from underlying results so that results can be viewed on a like-for-like basis.

	2013	2012
	US$m	US$m

Europe ....................................................................................................................................	18	(10)
Hong Kong .............................................................................................................................	-	420
Rest of Asia-Pacific ................................................................................................................	1,086	4,649
Middle East and North Africa ..................................................................................................	-	(18)
North America ........................................................................................................................	(103)	4,861
Latin America .........................................................................................................................	1,224	264

	2,225	10,166

For footnotes, see page 132.

Europe

Our principal banking operations in Europe are HSBC Bank plc in the UK, HSBC France, HSBC Bank A.S. in Turkey, HSBC Bank Malta p.l.c., HSBC Private Bank (Suisse) SA and HSBC Trinkaus & Burkhardt AG. Through these subsidiaries we provide a wide range of banking, treasury and financial services to personal, commercial and corporate customers across Europe.

	2013	2012	2011
	US$m	US$m	US$m

Net interest income .....	10,693	10,394	11,001
Net fee income ............	6,032	6,169	6,236
Net trading income ......	4,423	2,707	2,161
Other income/(expense)	(181)	(1,662)	4,848

Net operating income4	20,967	17,608	24,246

LICs42 ..........................	(1,530)	(1,921)	(2,512)

Net operating income	19,437	15,687	21,734

Total operating expenses ..................................	(17,613)	(19,095)	(17,069)

Operating profit/(loss) ..................................	1,824	(3,408)	4,665

Income/(expense) from associates43 ...............	1	(6)	6

Profit/(loss) before tax	1,825	(3,414)	4,671

Cost efficiency ratio ....	84.0%	108.4%	70.4%
RoRWA36 ....................	0.6%	(1.0%)	1.5%

Year-end staff numbers	68,334	70,061	74,892
Best Export Finance Arranger EMEA (Trade Finance Magazine 2013)
'Best Bank Mortgage Provider' Award (Moneyfacts Awards, 2013) Fifth consecutive year
Resilient GB&M performance in a challenging market
For footnotes, see page 132. The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Economic background

UK Gross Domestic Product ('GDP') growth rose to 1.9% in 2013, higher than in previous years, though the level of real GDP remained below the level seen prior to the recession. The recovery was driven in part by stronger household consumption. The Bank of England policy rate remained at 0.5% and the Asset Purchase Scheme came to a halt. The Bank of England announced a 'forward guidance' policy in August in which it indicated Bank Rate would not rise until unemployment had fallen towards 7%. Labour market conditions improved more rapidly than expected and the headline unemployment rate fell to 7.1% in December. The annual rate of Consumer Prices Index (CPI) inflation fell in December to 2.0%, the lowest level of inflation in almost four years.

The eurozone emerged from recession in the second quarter of 2013 with the improvement early in the year driven by Germany and France. However, activity failed to gain momentum since quarterly GDP growth averaged just 2.0% in the second half of the year. Domestic demand improved on the back of improving real wage growth and a slower pace of austerity but recovery remained heavily dependent on external demand. Given the weakness of the economy in early 2013, the ECB cut its refinancing rate from 0.75% to 0.5% in May and then in July adopted a forward guidance policy under which it committed to keep rates 'at present or lower levels for an extended period'. Despite the return to growth, CPI inflation dropped to 0.7% in October 2013 prompting the ECB to cut the refinancing rate by a further 0.25% in November. A combination of improving growth and the ECB's Outright Monetary Transactions programme, which enables it to buy eurozone government bonds in time of market stress, helped alleviate the sovereign crisis evident in former years and bond yields in Italy and Spain fell to their lowest levels since 2010.

Review of performance

Our European operations reported a profit before tax of US$1.8bn in 2013 compared with a loss of US$3.4bn in 2012 (US$3.3bn on a constant currency basis). On an underlying basis, excluding fair value movements on own debt, the effects of foreign currency translation and acquisitions and disposals, profit before tax increased by US$2.1bn. This was due to significantly lower operating expenses, driven by a decrease in charges relating to UK customer redress programmes, an accounting gain of US$430m relating to changes in delivering

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m
2013
UK ................................................	1,471	1,684	1,246	252	(3,493)	1,160
France35 ........................................	285	255	351	21	(162)	750
Germany .......................................	30	70	183	44	(25)	302
Malta ............................................	34	51	35	−	−	120
Switzerland ....................................	−	2	2	(291)	−	(287)
Turkey ..........................................	(74)	36	108	(1)	1	70
Other ............................................	7	(10)	(124)	(190)	27	(290)

	1,753	2,088	1,801	(165)	(3,652)	1,825

2012
UK ................................................	343	832	(111)	235	(6,355)	(5,056)
France35 ........................................	135	203	514	(11)	(263)	578
Germany .......................................	29	64	283	40	(72)	344
Malta ............................................	39	52	31	-	-	122
Switzerland ....................................	-	2	1	133	-	136
Turkey ..........................................	(32)	71	104	-	1	144
Other ............................................	(5)	(16)	164	102	73	318

	509	1,208	986	499	(6,616)	(3,414)

2011
UK ................................................	1,330	1,227	(265)	192	1,037	3,521
France35 ........................................	69	192	(194)	16	18	101
Germany .......................................	36	69	203	28	16	352
Malta ............................................	31	72	21	-	-	124
Switzerland ....................................	-	(8)	-	225	-	217
Turkey ..........................................	7	62	87	2	-	158
Other ............................................	(151)	73	225	94	(43)	198

	1,322	1,687	77	557	1,028	4,671

For footnote, see page 132.

ill-health benefits to certain employees in the UK and sustainable cost savings in 2013.

In the UK, we continued to support the housing market during 2013, approving £14.4bn (US$22.5bn) of new mortgage lending to over 135,000 customers. This included £3.8bn (US$6.0bn) to over 30,000 first time buyers. The loan-to-value ratio on new lending was 59.5% compared with an average of 48.3% for the total mortgage portfolio. In addition, we implemented the Global Wealth Incentive Plan to better align customer and business interests.

CMB repositioned its Business Banking segment towards international and internationally aspirant customers while streamlining and re-engineering core processes, which enabled it to obtain efficiencies in a number of areas and supported its continued investment in corporate banking and Global Trade and Receivables Finance. Following the success of the 2012 International SME fund, CMB launched a further fund in 2013, continuing its support for UK businesses that trade or aspire to trade internationally with approved lending of £4.8bn (US$7.5bn), including the renewal of overdraft and other lending facilities. In addition, CMB won awards for 'Best Service from a Business Bank' and 'Best Online Banking Provider' at the Business Moneyfacts awards. GB&M's debt capital markets activity in the Credit and Capital Financing businesses was successful in capturing growth in issuance demand, which resulted in leading market positions and increased market share in the sterling markets. We were ranked first by Bloomberg for primary debt capital market issuances in 2013.

In France, CMB launched a similar SME fund to that in the UK, targeted at international trade customers, approving €1.5bn (US$2.0bn) of lending in 2013. GB&M acted as joint book runner of a €6.2bn (US$8.2bn) hybrid bond for a premier French corporate client, demonstrating our ability to deliver large and complex transactions. In RBWM, we increased our market share in the highly competitive home loans market.

In Turkey, unsecured lending grew in RBWM, notably in the credit card business due to new product features and channel capabilities including mobile banking. We launched a similar SME fund to those in the UK and France targeted at international trade customers, approving Turkish lira 1.1bn (US$0.6bn) of lending in 2013.

We continued to support the programme of renminbi internationalisation during the year with flagship client events taking place in the UK, France and Germany.

In Switzerland we continued to address legacy issues and reposition the customer base.

Net interest income increased by 3%, primarily in the UK. In GB&M, Balance Sheet Management net interest income was higher, reflecting both portfolio growth from rising deposit balances and reduced funding costs. In addition, net interest income increased due to higher lending spreads in Capital Financing and a rise in legacy credit. In RBWM net interest income increased, driven by growth in residential mortgage balances and improved lending spreads. RBWM customer account balances also increased as customers held balances in readily accessible current and savings accounts, although the benefit was restricted by deposit spread compression. In CMB, net interest income in the UK rose as a result of growth in term lending revenue from higher spreads on new and renewed business, as well as deposit growth in Payments and Cash Management. The spreads resulted in increased portfolio margins overall.

In France, net interest income increased due to improved spreads and growth in home loan balances.

These factors were partly offset by a decline, mainly in Switzerland in GPB, as higher yielding positions matured and opportunities for reinvestment were limited by lower prevailing yields. Narrower lending and deposit spreads and reduced average deposit balances also contributed to a fall in net interest income in Switzerland.

Net fee income decreased by US$138m, mainly in Switzerland in GPB with lower brokerage fees due to a reduction in client transaction volumes, in part reflecting decreased market volatility and fewer large deals.

In the UK, net fee income decreased in RBWM due to higher fees payable under partnership agreements and lower creditor insurance fees. In GB&M, net fee income fell because of higher fees paid to other regions relating to increased foreign exchange trading activities. This was partly offset by increased issuance demand in debt capital markets and event-driven fee income in equity underwriting from increased deal volumes. In addition, we experienced a rise in lending fees in CMB.

       In Turkey, net fee income rose due to the growth in card revenue as the business expanded.

Net trading income increased by US$1.7bn to US$4.4bn. This was primarily in the UK, driven in part by lower adverse foreign exchange movements on assets held as economic hedges of foreign currency debt designated at fair value, with the offset reported in 'Net income from financial instruments designated at fair value'. In addition, there was a foreign exchange gain on sterling debt issued by HSBC Holdings and increased favourable fair value movements on non-qualifying hedges compared with 2012.

       In GB&M, net trading income included a favourable DVA of US$65m in 2013. 2012 included a net charge of US$312m as a result of a change in estimation methodology in respect of CVAs of US$615m and DVAs of US$303m, reflecting evolving market practices.

       Also in GB&M, Foreign Exchange income rose following increased customer activity, although the rise was offset in part by margin compression and reduced market volatility in the second half of 2013. Net trading incomewas also higher in the Equities business due to increased deal volumes and revaluation gains. Rates revenue declined due to the benefit in 2012 from tightening spreads following the ECB liquidity intervention, despite new client mandates and increased market participation, particularly in European government bonds. We also experienced lower adverse fair value movements from own credit spreads on structured liabilities.

       In France, trading income on non-qualifying hedges increased as long-term interest rates rose.

       Net income from financial instruments designated at fair value was US$0.4bn compared with net expense of US$2.2bn in 2012. In the UK, we reported lower adverse movements on the fair value of our own debt of US$1.0bn, compared with adverse movements of US$4.1bn in 2012. Excluding this, net income declined, driven by lower favourable foreign exchange movements on foreign currency debt than in 2012, with the offset reported in 'Net trading income'. In addition, there were higher adverse fair value movements from interest and exchange rate ineffectiveness in the hedging of long-term debt issued principally by HSBC Holdings and its European subsidiaries than in 2012.

By contrast, in the UK and France, we recognised higher net investment gains on the fair value of assets held to meet liabilities under insurance and investment contracts than in 2012, as market conditions improved.

       Gains less losses from financial investments increased by US$19m as in the UK we reported gains in RBWM in the Asset Management Group. In GB&M, higher disposal gains and lower impairments on available-for-sale equity securities in Principal Investments were more than offset by lower net gains on the disposal of available-for-sale debt securities in Balance Sheet Management, as part of structural interest rate risk management of the balance sheet.

Net earned insurance premiums decreased by 15%, mainly in RBWM in France reflecting lower sales of investment contracts with DPF and the run-off of business from independent financial adviser channels in 2013.

        Other operating income decreased by US$600m due to a loss recognised in GPB following the write-off of goodwill relating to our Monaco business and a loss on sale in RBWM on the disposal of an HFC Bank UK secured loan portfolio.

        Net insurance claims incurred and movement in liabilities to policyholders was broadly in line with 2012. Lower reserves established for new business, reflecting the decline in net premium income in France, were partly offset by higher net investment gains on the fair value of assets held to support policyholder contracts in 2013 than in 2012.

        LICs decreased by 20% to US$1.5bn. In the UK, GB&M recorded net releases of credit risk provisions on available-for-sale ABSs compared with impairment charges in 2012, offset in part by higher individually assessed provisions. In addition, loan impairment charges in CMB fell due to lower collectively and individually assessed provisions, and in RBWM due to lower collectively assessed provisions reflecting recoveries from debt sales.

        In other countries in Europe, lower individually assessed impairment provisions in Greece were partly offset by increases in Turkey, where there was growth in unsecured lending in RBWM, and a rise in Spain, where the challenging economic conditions continued to affect the market.

         Operating expenses decreased by 7%, driven by lower charges relating to UK customer redress programmes, with US$1.2bn reported in 2013 compared with US$2.3bn (US$2.3bn as reported) in 2012. The charges in 2013 included additional estimated redress for possible mis-selling in previous years of US$756m in respect of PPI compared with US$1.7bn in 2012, US$261m in respect of interest rate protection products compared with US$586m in 2012 and US$149m in respect of Wealth Management products in 2013. Restructuring costs also fell by US$78m from 2012. In addition, 2012 included a charge relating to the US OFAC investigation of US$375m in HSBC Holdings which did not recur.

          Excluding these items, operating expenses were broadly unchanged compared with 2012. We benefited from sustainable cost savings of over US$650m as we continued to streamline the business, and a decline in performance-related costs, notably in GB&M. In addition, we reported an accounting gain of US$430m relating to changes in delivering ill-health benefits to certain employees in the UK. These factors were partially offset by the higher UK bank levy charge of US$904m in respect of 2013 compared with a charge of US$571m in 2012, mainly due to an increase in its rate. In addition, operating expenses in both years included adjustments relating to the prior year charge (2013: US$12m adverse adjustment; 2012: US$99m favourable adjustment). In other countries in the region, we experienced higher Madoff-related litigation charges in GB&M in Ireland and a provision in respect of regulatory investigations in GPB in Switzerland.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014